Jonathan W. Thayer	100 Constellation Way
Senior Vice President and Chief Financial Officer	Suite 1800P
Baltimore, Maryland 21202-3106
410.470.2821

June 30, 2010

By Electronic Transmission

Mr. Scott Stringer

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Constellation Energy Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2009

Filed February 26, 2010

File No. 1-12869

Dear Mr. Stringer:

This letter is in response to your letter dated June 7, 2010. For your convenience, we have restated each of your comments and followed them with our responses.

Form 10-K for the Fiscal Year Ended December 31, 2009

Notes to Consolidated Financial Statements, page 91

2 Other Events, page 103

1.              We read your response to comment five of our letter. We note your conclusion that CENG is not a VIE under ASC 810, and have read your analysis with regard to determining control under a voting interest model since CEG holds a 50.01% interest in CENG. It appears EDF does possess substantive rights with respect to the significant financial, capital and budgetary decisions of CENG. However, EDF appears to lack significant decision making authority that would be expected to be made in the ordinary course of operating the business, which appears to rest with CEG. Refer to FASB ASC 810-10-25-5 and 11. In this regard, we read your response which states, “CEG, through the appointment of the chairman of the board, has tie-breaking authority in the event of a deadlock of the board in specific matters, including matters related to regulatory strategy or the relationship with the U.S. Government including the Nuclear Regulatory

Commission; the safety, security and reliability of the nuclear facilities; and any matter that, in view of U.S. laws or regulations, requires or makes it reasonably necessary to assure that EDF does not control matters relating to the safety, security and reliability of a U.S. nuclear facility.” Based on this statement it is unclear how you concluded that you and EDF have joint control in all significant matters and therefore equity method of accounting for your investment was appropriate in your situation given the chairman of the board is appointed by CEG and has tie-breaking authority for the key operating activities of CENG. Please provide to us a more comprehensive analysis to support your accounting. In this regard, please ensure you consider FASB ASC 810-10-25-13 and the examples provided by FASB ASC 810-10-55-1 in your response. We may have further substantial comment.

Response:

Our analysis of the totality of the rights and obligations of CEG and EDF as joint owners of CENG led us to conclude that under the applicable accounting rules, EDF, through its equal representation on the CENG Board of Directors, has the contractual and ownership rights to effectively and substantively participate in the significant day-to-day operating, strategic, and governance decisions and activities of the CENG joint venture in the normal course of business such that CEG and EDF have joint control over CENG. In its follow-up comment, the Staff has focused on the tie-breaking provisions of our contractual arrangements with EDF in asking for a more comprehensive analysis of how we concluded that CEG and EDF exercise joint decision making authority in the ordinary course of operating CENG as required under the relevant accounting guidance provided in ASC 810-10. The tie-breaking provisions, which we will expand upon in greater detail later in this response, were intended to serve as a final dispute-resolution mechanism in the event a CENG Board deadlock were to arise with respect to certain identified matters during the exercise of joint control of CENG. The final tie-breaking provision held by the CENG Chairman relates to potential circumstances that are not expected to occur, and is one aspect of the contractual and ownership rights and obligations associated with this transaction that the Company considered in reaching its accounting conclusions.

In evaluating and determining the proper accounting for the transaction with EDF under the voting interest model, including consideration of the ASC Topics referenced in the Staff’s comment, the fundamental consideration pertains to determining whether CEG has a controlling financial interest in CENG. ASC Topic 810-10-15-8 states, “The usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of over 50 percent of the outstanding voting shares of another entity is a condition pointing toward consolidation.” As evidenced by the composition of the CENG Board of Directors (i.e., split equally between EDF and CEG) and the fact that significant day-to-day operating activities are governed at the Board level as specified in the Operating Agreement, control over the decisions and activities in the normal course of business is shared equally by the two equity holders.

Under the terms of the Operating Agreement, EDF, through its equal representation on the CENG Board of Directors, has significant decision making authority relating to the day-to-day operating activities of CENG in the ordinary course of business including, but not limited to, the following:

Operating Activities:

•                  Adoption of the Annual Budget, Three-Year Budget, and Strategic Plan under which the CEO must conduct the day-to-day activities of CENG;

•                  The initial budget approved by the CENG Board includes complete income statement and cash flow statement budget line items for the three years through 2012 under which the CEO and other management will operate CENG. These income statement and cash flow statement budgets encompass the financial impacts pertaining to all activities of operating the CENG joint venture including, but not limited to, operating and maintenance expenses, capital expenditures, nuclear fuel expenditures, etc.;

•                  Selection of the CEO of the joint venture who makes the day-to-day operating decisions within the confines and parameters of the Annual Budget and Strategic Plan, including the ability to sign contracts and take other actions within the scope typically granted to a CEO of a business enterprise;

•                  Entry into any contract that exceeds $50 million in total potential liability or risk to CENG that was not provided for in the Annual Budget, Three-Year Budget, or Provisional Budget;

•                  Making distributions to the equity holders;

•                  Any incurrence of indebtedness in excess of $50 million;

•                  Any decision requiring the members to make any additional capital contributions;

Strategic Activities:

•                  Any reorganization, dissolution, liquidation, winding up or bankruptcy of the company or any subsidiary of the company, or any vote by the company relating to its ownership interest in any subsidiary;

•                  Any decision to enter into a new line of business;

•                  Any decision to enter into any material acquisition, divestiture, joint venture or partnership;

•                  The decision as to whether or not to stop operations and/or close a nuclear facility to begin its decommissioning;

•                  The decisions to seek re-licensing of a nuclear facility;

•                  The decision to buy, sell, lease or otherwise dispose of its interest in a nuclear facility;

Governance Activities:

•                  Any change to the organization, governance, or management of any subsidiary of CENG if the agreements regarding organization, governance, or management of the subsidiary would not be substantially equivalent to those of CENG following the change;

•                  Any decision to enter into a change of control transaction to effect an initial public offering; and

•                  A grant of authority to the Chairman, CEO or other officers of the company that would materially alter the authority granted to such officer other than delegations of authority in the ordinary course of business.

While the parties’ equal representation on the CENG Board of Directors in carrying out the above activities provides joint control over the substantive, day-to-day activities of operating CENG in the ordinary course of business, CEG and EDF recognized the potential for a deadlock vote of the Board of Directors on certain matters presented to it. The potential for a deadlock is present in any arrangement that provides for substantive joint control. As a result, the CENG Operating Agreement provides a series of mechanisms through which such a deadlock can be resolved:

•                  The default governance for matters not subject to the chairman’s tie-breaking authority is joint control by the CENG Board, including certain matters that require a unanimous vote of the CENG Board;

•                  In the event of a deadlock on matters not subject to the tie-breaking provision, the matter is first elevated to the CEOs of EDF and CEG; and

•                  If such a matter is still unresolved, the matter is decided through independent binding arbitration.

Only in the event of a deadlock vote on certain matters specified in the Operating Agreement does the CENG Chairman have the authority to cast the deciding vote. With respect to such matters, the parties determined to give the chairman of the board of CENG, who must be a U.S. citizen, the tie-breaking authority in order to ensure those matters are resolved. It should be noted that, if the disputed matter pertains to safety, the chairman is obligated to select the safest of the two options. Additionally, if a party disagrees that a matter is subject to the chairman’s tie-breaking authority, it may seek to have this dispute resolved by escalating to the CEOs of EDF and CEG and, if still unresolved, through independent binding arbitration as described above. Thus, we believe that the circumstances in which the CENG chairman will have to cast a tie-breaking vote are not expected to occur.

In evaluating the accounting impact of this dispute resolution provision, we reviewed ASC Topic 810-10-25-8 which states, “decisions made in the ordinary course of business are defined as decisions about matters of a type consistent with those normally expected to be addressed in directing and carrying out the entity’s current business activities, regardless of whether the events or transactions that would necessitate such decisions are expected to occur in the near term. However, it must be at least reasonably possible that those events or transactions that would necessitate such decisions will occur.” As indicated above, we believe that the substantive, day-to-day operating activities of CENG in the normal course of business are executed under the joint control of the CEG and EDF Board members. We also believe that the potential occurrence of matters subject to the CENG Chairman’s tie-breaking authority combined with a disagreement over how those matters are to be addressed that is significant enough to result in a deadlock of the CENG Board triggering the CENG Chairman’s tie-breaking authority does not meet the “reasonably possible” threshold under the accounting guidance referenced above.

Based on all of the above factors and considerations regarding the activities that are governed at the CENG Board level subject to joint control and our evaluation of the various dispute-resolution provisions, we do not believe the existence of the tie-breaking provision held by the CENG Chairman results in EDF lacking significant decision making authority in the ordinary course of operating the nuclear joint venture as defined by the accounting rules.

We also note in the Staff’s follow-up comment reference was made to several ASC citations pertaining to the evaluation of minority interest holder rights. Because we do not view EDF as a minority investor in CENG, and consistent with our conclusion that EDF holds substantive participating rights in the operating activities and decisions of the joint venture, we have evaluated but do not believe that the “minority rights” provisions of ASC Topic paragraphs 810-10-25-2 through 25-14 are directly applicable to this transaction. However, even though we ultimately concluded that these provisions are not specifically applicable, we nevertheless evaluated these provisions as part of our analysis at the time of the formation of the joint venture and believe that the indicators of “minority rights” set forth in this section of the ASC provide additional support corroborating our conclusion that EDF effectively participates in significant decisions regarding the day-to-day operations of CENG that are made in the ordinary course of business.

The relevant ASC provisions may be summarized as follows:

ASC Topic 810-10-15-3b states, “Minority rights may prevent the owner of more than 50 percent of the voting shares from having a controlling financial interest.”

Further guidance in evaluating minority rights is contained in ASC Topic 810-10-25-5 which states,

“The assessment of whether the rights of a minority shareholder should overcome the presumption of consolidation by the investor with a majority voting interest in its investee is a matter of judgment that depends on facts and circumstances. The framework in which such facts and circumstances are judged shall be based on whether the minority rights, individually or in the aggregate, provide for the minority shareholder to effectively participate in significant decisions that would be expected to be made in the ordinary course of business.”

Finally, ASC Topic 810-10-25-11 states,

“Minority rights (whether granted by contract or by law) that would allow the minority shareholder to effectively participate in either of the following corporate actions shall be considered substantive participating rights and would overcome the presumption that the investor with a majority voting interest shall consolidate its investee. The following list is illustrative of substantive participating rights, but is not necessarily all-inclusive:

•                  Selecting, terminating, and setting the compensation of management responsible for implementing the investee’s policies and procedures

•                  Establishing operating and capital decisions of the investee, including budgets, in the ordinary course of business.”

Under the terms of the Operating Agreement, EDF, through the CENG Board, has substantive decision making authority related to the above matters and decisions that are made in the ordinary course of CENG’s business.

Additional factors and guidance to consider in evaluating minority rights are provided in ASC Topics 810-10-25-13 and 810-10-55-1. The following table summarizes our consideration, as of the time of joint venture formation, of the relevant factors and guidance contained in each of these ASC Topics.

Factor to Consider	Discussion and Conclusion
Consideration should be given to situations in which a majority shareholder owns such a significant portion of the investee that the minority shareholder has a small economic interest.	EDF and CEG essentially own identical 50% equity interests; therefore, the interest held by EDF is substantive.

The corporate governance arrangements shall be considered to determine at what level decisions are made — at the shareholder level or at the board level — and the rights at each level also shall be considered. Any matters that can be put to a vote of the shareholders shall be considered to determine if other investors have substantive participating rights by virtue of their ability to vote on matters submitted to a shareholder vote.

Decisions pertaining to matters in the ordinary course of business are made at the Board level, which has equal representation of the two shareholders on the CENG Board of Directors. As a result, EDF’s voting rights and equal representation on the CENG Board of Directors represent substantive participating rights in the operating activities in the ordinary course of business of the joint venture.

Factor to Consider	Discussion and Conclusion

Relationships between the majority and minority shareholders (other than investment in the common investee) that are of a related-party nature shall be considered in determining if the participating rights of the minority shareholder are substantive.

The relationships between CEG and EDF (as disclosed in our 2009 Annual Report on Form 10-K) do not affect the parties’ joint control over the activities and decisions related to CENG.

Certain minority rights may deal with operating or capital decisions that are not significant to the ordinary course of business of the investee.	All of the matters listed on pages 3 and 4 over which EDF, through the CENG Board, has an equal voting right are significant to the ordinary course of business of CENG.

Certain minority rights may provide for the minority shareholder to participate in significant decisions that would be expected to be made in certain business activities in the ordinary course of business; however, the existence of such minority rights shall not overcome the presumption that the majority shall consolidate, if it is remote that the event or transaction that requires minority approval will occur.

EDF, through its representation on the CENG Board, has equal voting rights relating to those decisions that would be expected to be made in the ordinary course of business.

The rights of the minority shareholder relating to the approval of acquisitions and dispositions of assets that are expected to be undertaken in the ordinary course of business may be substantive participating rights.

EDF, through the CENG Board, has equal voting rights to approve acquisitions and dispositions of assets.

Assessment of whether the right of the minority shareholder relating to an investee’s incurring additional indebtedness is protective or participating rights.	EDF, through the CENG Board, has equal voting rights related to the issuance of debt by CENG above a threshold amount and, accordingly, this matter is a substantive participating right.

Assessment of whether the right of the minority shareholder relating to the approval of dividends or other distributions is protective or participating.	EDF, through the CENG Board, has equal voting rights pertaining to approval of distributions to the equity owners, thus this represents a substantive participating right.

Factor to Consider	Discussion and Conclusion

Provisions that govern what will occur if the minority shareholder blocks the action of an owner of a majority voting interest need to be considered to determine whether the right of the minority shareholder to block has substance.

In the event of a deadlock of the CENG Board of Directors pertaining to any of the matters not subject to the tie-breaking provision (or a dispute as to whether a matter is subject to the tie-breaking authority of the Chairman), the matter will be escalated to the CEOs of CEG and EDF and, if unresolved, either party may submit the dispute to independent binding arbitration. This demonstrates that EDF’s participating rights are substantive.

In summary, based on our analysis of the totality of the rights and obligations of CEG and EDF as joint owners of CENG, we believe that EDF, through its equal representation on the CENG Board of Directors, has the contractual and ownership rights to effectively and substantively participate in significant day-to-day operating, strategic, and governance decisions and activities in the ordinary course of operating the CENG joint venture. The tie-breaking authority provision was intended to provide a dispute-resolution mechanism by which potential deadlock votes of the CENG Board (that are not expected to arise) pertaining to certain matters can be resolved. Disputes on matters not subject to the chairman’s tie-breaking authority and disputes as to whether matters are subject to the tie-breaking authority are to be resolved as set forth in the Operating Agreement, which includes escalating the dispute to the CEOs of CEG and EDF. If the CEOs cannot resolve the dispute, the agreement allows either party to submit the dispute to independent binding arbitration. As a result, we concluded that CEG and EDF have joint control over CENG, and because CEG no longer holds a controlling financial interest in CENG as defined under the accounting rules, deconsolidation of the joint venture is the appropriate, required accounting treatment.

Finally, the evaluation of the contractual and ownership rights and obligations associated with this transaction structure required the application of judgment to determine the appropriate accounting treatment. Because of the materiality of this transaction and the judgment required in evaluating and determining the appropriate accounting treatment, prior to execution of the transaction we also reviewed and received concurrence on our analyses and conclusions with the local office of our independent accountants, PricewaterhouseCoopers LLP, who also consulted with, and received concurrence from, their national office.

7 Pension, Postretirement, Other postemployment, and Employee Savings Plan Benefits, page 123

2.              We note your response to comment eight of our letter. Please provide to us your historical returns for the plan in total and by asset class for the 10 and 15 year periods ended December 31, 2008, and 2009. Further, provide similar information for your inception-to-date returns. In this regard, a longer period of historical returns may be more indicative of a market cycle. To the extent your historical returns significantly fall below your expected return of 8.50% then explain in detail how you could have reasonably concluded such an expected return was appropriate to use as of December 31, 2009, or revise. We may have further substantial comment.

Response:

CEG has limited historical return information by asset class because we changed pension trustees in 2008 as our prior trustee was phasing out its practice in that area. At that time, historical return information for only the pension plan in total (not by historical asset class) was transferred to the new trustee. Therefore, below we are providing the limited historical information available in response to Staff’s request for historical asset class data:

Broad Asset Class	10-Year Annualized Returns
	12/31/2008	12/31/2009

Equity	0.3%	0.5%
Fixed Income	4.8%	6.2%
Total Plan	2.0%	2.4%

We explain in detail below our analysis and consideration of this historical data. In summary, we believe that this historical return data is not appropriate for purposes of determining the expected return on our pension plan assets under the requirements of the ASC because:

•                  The absolute levels of returns and the relationships between equity and fixed income returns during these historical periods are not representative of expected future returns based upon other metrics that are more consistent with investment horizon of our pension assets, and

•                  The actual asset allocation we are currently employing varies substantially from the past asset allocations that produced these historical returns.

The unusually low returns for the equity portion of CEG’s pension plan investments, both in absolute terms as well as compared to the fixed income investment returns, during the same time periods point to the anomalous nature of return information for the ten-year periods ended December 31, 2008 or 2009. This can be seen when one considers actual historical returns published by Ibbotson for the period 1926 through

2008, which show equity investment returns have significantly exceeded fixed income returns over a much longer period of time:

Small Stocks	11.7%
Large Stocks	9.6%
Long-term Government Bonds	5.7%
T Bills	3.7%

We believe that utilizing 10-year, 15-year, or inception-to-date (ITD) returns through December 31, 2008 or December 31, 2009, is not representative of what our pension plan is expected to earn over the future investment horizon of these assets that will be used to fund the benefits reflected in the projected benefit obligation as those historical returns are skewed by the unprecedented short-term financial market turmoil of 2008 and early 2009. We offer the following additional information on widely recognized equity index returns for multiple, historical, rolling ten-year periods that we believe supports a view that actual equity returns for the ten-year periods ending in either 2008 or 2009 represent outliers or aberrant data that should not be used as a basis for future expectations for purposes of setting a long-term rate of return on pension assets (pension ROA) at December 31, 2009:

•                  S&P 500 Index: the 2008 ten-year return marked the lowest and the 2009 ten-year return marked the second lowest actual equity return observed out of 72 ten-year rolling periods.

•                  Russell 2000 Index: the 2008 ten-year return marked the lowest and the 2009 ten-year return marked the second lowest ten-year return on record.

•                  MSCI EAFE Index: the 2008 ten-year return marked the lowest and the 2009 ten-year return marked the second lowest ten-year return on record.

In terms of actual historical total plan returns, which in our initial response to Staff’s comment 8 we indicated were reviewed as a secondary consideration in setting our pension ROA assumption, we have ITD data (since March 1993) as follows:

Total Plan Returns Through December 31,	Actual ITD Compound Return	Average of ITD Returns(1)

1999	12.3%	8.7%
2000	10.6%	9.1%
2001	8.8%	9.1%
2002	6.8%	8.9%
2003	8.2%	8.7%
2004	8.5%	8.7%
2005	8.4%	8.7%
2006	8.7%	8.6%
2007	8.5%	8.6%
2008	5.7%	8.5%
2009	6.4%	8.4%

(1)  The arithmetic average of the annual compound ITD returns on total plan assets measured at each quarter end since March 1993.

In considering actual historical ITD returns at the end of each reporting period in setting its pension ROA assumption, CEG’s consistent practice has been to normalize the impact of short-term financial market volatility, such as that caused by the largely unprecedented turmoil of 2008 and 2009 or by particularly strong-return years, by looking at the average of all quarterly ITD returns through the balance sheet date in question as a more representative proxy of what is likely to occur on average in the future over the plan’s long-term investment horizon. The above data shows that while actual ITD returns in 2008 and 2009 were depressed due to the significant bear market in 2008 through early March 2009, the impact on the long-term average ITD returns was substantially less. During the one year period between 2007 and 2008 the ITD returns decreased by 280 basis points. The previous bear market that occurred from 2000 through 2002 also produced a significant change in ITD returns from 12.3% at the end of 1999 to 6.8% at the end of 2002.

As indicated in our initial response to Comment 8 of Staff’s letter dated April 28, 2010, the primary basis for our pension ROA assumption was expected future returns based on capital markets data supplied by two external service providers and taking into account the plan’s asset allocations. We believe that this approach best reflects how pension plan assets are invested to fund benefits expected to be paid in the future and is therefore consistent with the guidance in ASC 715-30-35-47 and with the definition of the pension ROA assumption contained in ASC 715-30-20:

Expected Long-Term Rate of Return on Plan Assets

An assumption as to the rate of return on plan assets reflecting the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation.

We believe this guidance requires us to consider the rates of return we expect to earn over the period during which the existing pension assets will be invested based upon a reasonable allocation of the plan’s assets into the classes in which those assets will be invested. In particular, CEG’s asset allocations used to determine its 8.50% pension ROA at December 31, 2009 identified in our initial response reflected our current policy for investing pension plan assets, which represented a substantial revision to our previous pension plan asset allocation. The current asset allocation consists of 48% global equity, 15% alternative investments, 30% long-term fixed income, and 7% high yield bonds. The key differences between the current and prior asset allocations are as follows:

•                  The revised global equity target reflects a much more significant emphasis on non-U.S. equities with 58% of the current target being invested outside the U.S. including emerging markets. This compares to 28% of the prior equity target being invested outside the U.S. with minimal emerging market exposure. In addition, under the current global equity allocation the country weights will change over time in line with changes to the All Country World Index.

•                  Alternative Investments increased to 15% of the portfolio from a previous target of 12%.

•                  Long term fixed income together with the possible use of derivatives are now an integral part of the policy to hedge a portion of the interest rate risk associated with the pension liability. The previous fixed income target was the Barclay’s Capital Aggregate index, which provided a minimal pension liability hedge.

Historical return information for the pension plan as a whole thus is not representative of the returns we expect to earn in the future because this historical information is based upon prior investment decisions and does not reflect this significant change in our plan’s asset allocation.

In summary, we believe that the 8.50% long-term pension ROA assumption utilized at December 31, 2009 was appropriate based on the following:

•                  Historical returns by asset classes for any particular period of time are an imperfect predictor of future returns and in particular the historical returns for ten-year periods ended December 31, 2008 or December 31, 2009 are a product of the unprecedented short-term financial market turmoil of 2008 and early 2009 and represent outliers relative to returns observed over multiple periods of time and over longer periods of time.

•                  While we considered historical return information, our pension ROA assumption was determined primarily based on expected future returns using capital market assumptions from external sources and taking into account the plan’s targeted asset allocation, which had been significantly changed in 2009, and therefore reflected how pension assets are invested to provide for the benefits reflected in the projected benefit obligation over an investment horizon spanning decades into the future as is required under ASC 715-30-35-47.

•                  Finally, recognizing that the establishment of a long-term pension ROA assumption is not capable of precise determination, we believe that our process to determine an assumption in accordance with the requirements of ASC 715-30-35-47 was appropriate.

•                  CEG determined its pension ROA assumption in a manner consistent with its past practice.

•                  Although we did not use survey data as a basis for our assumption, an 8.50% ROA assumption is within an overall range of reasonableness based on survey data available at the time the 2009 assumption was determined.

•                  The potential impact of a 50 basis point change in the assumption is de minimis to our financial statements.

*      *      *      *      *

Please feel free to contact Bryan P. Wright, Vice President, Chief Accounting Officer and Controller at (410) 470-3213 or me if you have any questions.

Sincerely,

/s/ Jonathan W. Thayer
Jonathan W. Thayer